Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors of
Avnet, Inc.

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Avnet, Inc. of our report dated August 7, 2003, with respect to the consolidated balance sheets of Avnet, Inc. and subsidiaries as of June 27, 2003 and June 28, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows and the related schedule for the years then ended, which report appears in the June 27, 2003, Annual Report on Form 10-K of Avnet, Inc.

Our report refers to our audit of the adjustments that were applied and disclosures that were added to revise the 2001consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such adjustments and disclosures.

/s/ KPMG LLP

Phoenix, Arizona
January 19, 2004